

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

<u>Via E-mail</u>
Kim C. Drapkin
Chief Financial Officer
Jounce Therapeutics, Inc.
780 Memorial Drive
Cambridge, MA 02139

> **Re:** **Jounce Therapeutics, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2019**
> **Exhibit No. 10.1 - License Agreement by and among the Registrant, Celgene**
> **Corporation, and Celgene RIVOT LLC, dated July 22, 2019**
> **Filed November 7, 2019**
> **File No. 001-37998**

Dear Ms. Drapkin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance